WHITE                                      Attorneys and Counselors at Law
KOCH, KELLY                      John F. McCarthy, Jr.
     &                               Benjamin Phillips
   McCARTHY                         Albert V. Gonzales
A Professional Association        C.W.N. Thompson, Jr.
                                      M. Karen Kilgore           Suzanne Odom
                                      Sandra J. Brinck
                                         Aaron J. Wolf
                                         Mary E. Walta
                                       Rebecca Dempsey        Special Counsel
                                        John M. Hickey          Paul L. Bloom
                             Julia Wittenberger-Wagner
                                         Julia B. Rose

                                 March 2, 2004


Brick Barrientos
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549                                 VIA EDGAR FILING

     Re:  Thornburg Limited Term Municipal Fund, Inc.
		   Registration No. Under the 1933 Act 002-89526
		   Registration No. Under the 1940 Act 811-4302

          Thornburg Investment Trust
             Registration Number Under the Securities Act of 1933: 033-14905 Registration Number Under the Investment Company Act of 1940:
             811-05201

Dear Mr. Barrientos:

     The staff provided us with comments on January 16, 2004 respecting post-effective amendments filed on December 2, 2003 by the above-referenced registrants to their respective registration statements on Form N-1A, and respecting annual reports to shareholders filed by Thornburg Limited Term Municipal Fund, Inc. with respect to its fiscal year ended June 30, 2003 and by Thornburg Investment Trust with respect to fiscal years ended June 30, 2003 and September 30, 2003.

     You will recall that I described in my letter to you of January 23, 2004 the revisions made by the registrants to their respective prospectuses and statements of additional information in response to the staff's comments. I describe below the response to the staff's comments on the described annual reports.

     1. The staff commented that the management and analysis of fund performance should address a comparison of the fund's performance relative to a broad based index, and should discuss market conditions and why, if applicable, the fund did not do as well as the index. The letters to

433 Paseo de Peralta        Post Office Box 787    Telephone (505) 982-4374
Santa Fe, NM  87501        Santa Fe, NM 87504-0787       Fax (505) 984-8631
                            e-mail cwnt@wkkm.com


                                                             Brick Barrientos
                                                                March 2, 2004
                                                                       Page 2

shareholders in the semiannual reports to shareholders of Thornburg Limited Term Municipal Fund, Inc. for the period ended December 31, 2003 have been written to address this comment. Further, the letter to shareholders of Thornburg New York Intermediate Municipal Fund, a series of Thornburg Investment Trust, has been prepared in the same manner. These semiannual reports were filed on February 24, 2004 as components of the registrants' respective forms N-CSR.

     2. The staff requested that graphs in the EDGAR versions of reports to shareholders include numbers or other features to indicate numerical reference points in the graphs. The semiannual reports described in the preceding item have been prepared accordingly.

     3. The staff asked about an asterisk which appears by the title "Limited Term U.S. Government Fund" in that fund's annual report for the year ended September 30, 2003, and asked what this asterisk referred to. The caption referred to by the staff appears on a graphic display of figures relating to the fund (e.g., distribution rate, SEC yield) and the asterisk relates to the footnote below the graphic display.

     4. The staff noted the footnote in each of the financial statements for Thornburg Limited Term Municipal Fund, Inc. and Thornburg Investment Trust, relating to federal income tax, and commented that the footnote should state that the fund is complying with the terms of Subchapter M. The staff also commented that the note should explain the primary reasons for any significant difference between GAAP basis net investment income and net realized gain and actual distributions made in compliance with the federal tax laws. The staff noted in this regard Section 7.55(c) of the accounting audit guide. In reviewing the second paragraph of the note to each of the semiannual reports filed respectively by Thornburg Limited Term Municipal Fund, Inc. and Thornburg Investment Trust, I observe that each of the notes states that "It is the policy of the Funds to comply with the provisions of the Internal Revenue Code applicable to 'regulated investment companies' and to distribute all of their taxable income, including any net realized gain on investments to its shareholders." I believe that this language addresses the staff's comment with reference to Subchapter M.

     The tax character of distributions made by investment companies is typically not determined until the close of the tax year. As a matter of practice most investment companies do not disclose in their semi-annual reports the tax character of distributions made in a semiannual period since it has not been determined, and consequently the reasons for book tax differences are not determinable. However, we believe that the staff's second comment is nonetheless addressed by the disclosures appearing in the footnotes appearing in the annual reports previously filed. In this regard, and by way of example, I call your attention to note 6 to the financial statements of Thornburg Limited Term U.S. Government Fund and Thornburg Limited Term Income Fund, series of Thornburg Investment Trust, for the year ended September 30, 2003. That footnote reads as follows:



                                                             Brick Barrientos
                                                                March 2, 2004
                                                                       Page 3

NOTE 6 - INCOME TAXES
At September 30, 2003, information on the tax components of capital is as follows:
                                  Government         Income
                                     Fund             Fund
Cost of investments
   for tax purpose ...........   $ 238,122,625    $ 284,968,923

Gross tax unrealized
   appreciation ..............       8,607,808       13,951,669
Gross tax unrealized
   depreciation ..............      (1,580,350)      (2,289,055)
Net tax unrealized
   appreciation (depreciation)
   on investments ............   $   7,027,458    $  11,662,614
Distributable earnings-
   ordinary income ...........   $      83,335    $     179,037


At September 30, 2003, the Government Fund had tax basis capital losses, which may be carried over to offset future capital gains. Such losses expire as follows:

Capital loss carryovers expiring in:
         2004     $        2,026,055
         2008                 17,646
         2009              1,160,521
         2010                 13,611
                  $        3,217,833

At September 30, 2003, the Income Fund had tax basis capital losses, which may be carried over to offset future capital gains. Such losses expire as follows:

Capital loss carryovers expiring in:
         2004     $          225,978
         2008                497,824
         2009                650,941
         2010                308,333
                  $        1,683,076

The Government Fund utilized $4,568,542 and the Income Fund utilized $98,558 of loss carry forwards during the year ended September 30, 2003. Unutilized tax basis capital losses may be carried forward to offset realized gains in future years. To the extent such carry forwards are used, capital gains distributions may be reduced to the extent provided by regulations.

During the year ended September 30, 2003, $78,173 and $489,157 of capital loss carryforwards from prior years expired for the Government Fund and Income Fund respectively. These amounts were reclassed to paid-in capital.



                                                             Brick Barrientos
                                                                March 2, 2004
                                                                       Page 4

For tax purposes, distributions for the years ended September 30, 2003 and September 30, 2002, were paid from ordinary income.

For the Income Fund, net investment income differs for financial statement and tax purposes due to differing treatments of defaulted securities.

     We believe that this disclosure addresses the staff comment on this point.


     5. The staff requested an explanation as to why Thornburg Investment Trust filed an amendment to its Form N-CSR. You will recall that Thornburg Investment Trust filed its Form N-CSR for the year ended September 30, 2003 on November 26, 2003. Subsequently, Thornburg Investment Trust filed a Form N-CSR/A on December 1, 2003. This amendment was filed to revise item 3 of the Form N-CSR, relating to audit committee financial experts. The November 26, 2003 filing's item 3 stated as follows:

     The Trustees of Thornburg Investment Trust have determined that two members of the Trust's audit committee, David A. Ater and David D. Chase, are each audit committee financial experts as defined in item 3 of Form N-CSR. Mr. Ater and Mr. Chase are each independent for purposes of item 3 of Form N-CSR.

The December 1, 2003 filing amended item 3 to read as follows:

     The Trustees of Thornburg Investment Trust have determined that two members of the Trust's audit committee, David A. Ater and David D. Chase, are each audit committee financial experts as defined in item 3 of Form N-CSR. Mr. Ater and Mr. Chase are each independent for purposes of item 3 of Form N-CSR. The Trustees' determinations in this regard were based upon their current understanding of the definition of "audit committee financial expert" and current interpretations of the definition. The Trustees call attention to the lack of clarity in the definition, and that shareholders and prospective investors may wish to evaluate independently this definition, [and the qualifications of the Trust's audit committee]. The definition of "audit committee financial expert," together with comments on the definition, are set forth in the Securities and Exchange Commission's release no. 34-47262, January 27, 2003, available on the Commission's website (www.sec.gov).

     6. The staff commented that for Thornburg Investment Trust's International Value Fund series, in the note to financial statements relating to portfolio valuation, the note should explain what events would trigger the need for fair value procedures, and explain why the fair value pricing is necessary. The staff also suggested that the schedule of investments for this fund could be modified to add a notation for each security shown in the schedule of investments which had been valued through a fair value pricing technique. As I mentioned to you over the telephone, this fund's investment profile has generally obviated the need for fair value pricing, and fair



                                                             Brick Barrientos
                                                                March 2, 2004
                                                                       Page 5

value pricing techniques are not typically used. We are currently evaluating whether or not the relevent note should be revised.

     7. The staff commented that in the note to the financial statements for Thornburg Investment Trust's Core Growth Fund series respecting income tax, the statement respecting expiration of capital loss carry forwards only showed one year, 2010. This will confirm that the only year to date in which capital loss carry forwards will expire is in fact 2010.

     Please telephone me with any further questions you may have on these items.

	                         Very truly yours,



                              CHARLES W. N. THOMPSON, JR.


CWNT/as